Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

Below is a transcript of a presentation given by Jan Zijderveld, Chief Executive Officer of Avon Products, Inc. (“Avon”), and Amy Greene, Vice President, Investor and Stakeholder Relations at Avon, at the Jefferies 2019 Consumer Conference on June 18, 2019.  There may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.  An audio replay of this presentation was made available on Avon’s Investor Relations website (http://investor.avonworldwide.com) on June 18, 2019.

<<Jan Zijderveld, Chief Executive Officer>>

It’s great to have you here. We have the usual statements in terms of the safe harbor that I shoot people memorize this and discuss this with your family and friends before you gave me up to make sure we’re all safe. And therefore before I get into it, let me introduce myself and Amy, do we need it?

<<Unidentified Analyst>>

[Inaudible]

<<Jan Zijderveld, Chief Executive Officer>>

Then I put it here then it gets easier. And Amy, our Vice President of Investor Relations as well as Communications; and myself Jan Zijderveld. I joined Avon about a year and a half ago as the new CEO after about a 30 year career in Unilever; all around the world in different jobs and my last job was President of Europe for the last seven years for Unilever executive team based in obviously Europe. So let me run into the presentation. And basically also why I joined Avon about a year and a half ago because I believe Avon is a very, very special company.

It’s a company that is really trying to make the world a different place and a full fundamental foundational building block. Why I believe Avon is a very special company? First of all is obviously it’s just global footprint. We have businesses in well over 60 countries around the world and therefore makes us a very, very strong, very global company with obviously big operations and that’s in America, think about Brazil, Mexico, but almost all of the Latin American countries, Eastern Europe, Russia, all Central European countries where we go very strong businesses.

<<Unidentified Analyst>>

[Inaudible]

<<Jan Zijderveld, Chief Executive Officer>>

Okay, fine. So, as I said, Avon has very strong foundations. The first and foremost is of course our geographic footprint. We’re truly global company with operations in over 60 countries and I also believe that way we operate is where the wind is blowing in a sense of we’re in the beauty market. Our business is strongly rooted in three, four core categories of cosmetics, fragrances and skin and face care and fashion and home connected to beauty, but all those markets are growing. The beauty market is big and growing especially in the footprint markets where we’re at. Of course, with our skew towards emerging markets we’re benefiting from the population growth as well as the GDP growth. But also the direct selling market globally continues to grow as more and more people are looking for extra part time income.

So our footprint, there is a geography in terms of category and in terms of business system is one we’re in growth markets. The second one is of course our brand, the Avon brand. And I’ve traveled all around the world for Avon already is known wherever you go, whether you are in Brazil, whether you’re in Guatemala, whether you’re in some little town in Russia, whether you’re in Hungary or Romania, South Africa, Indonesia or even China and India, everyone knows your brand. And that’s one of the very, very powerful assets that we have as a business.

The third element is I believe our core business system. We have a direct to consumer business with our millions and millions of beauty entrepreneurs that sell Avon through their own ways and on their own terms is a very, very powerful way of selling products. Not only do you create a direct connect with your consumers to really educate them, but you can create that long-term special bond and we all know that word of mouth and a direct connect in today’s economy with trust is up and increasingly low point is increasingly important and Avon’s business model of going through families and through ladies, selling to ladies is a very, very powerful model and especially if we combine that with technology and turning it into a high touch, high-tech business.

And finally, we are true purpose driven business. We changed the lives of millions of families, whether it’s to finance the kids through school, whether it’s to say for a new fridge or maybe it’s a new holiday on an extension to their home or their purse – that the lady has got divorced, has got some issues or needs to find some extra income wherever I go around the world and with our millions and millions of ladies, each lady has a story to tell why Avon changes their lives and makes a real difference in her life. And this would makes Avon such a relevant company today, but also tomorrow with a global brand, with a global footprint, with a business model that’s unique and powerful and with purpose right up the heart.

However, we all know that the Avon business hasn’t done so well over the last 10 years. Let’s forgot some of the fundamentals. It didn’t modernize the brand and kept that up to date and lost its innovation lead. We didn’t invest in technology and to digitize the whole experience and our core systems weren’t renewed. So last year after I joined as the new CEO on February last year, we sat around as a new turnaround strategy. And these are the core elements of our turnaround strategy.

First and foremost in a turnaround, you have to restore the fundamentals of the business, which really are about, investing in training, making sure that our products are right priced and right available, making sure that we invest in our core systems to strengthen them. And I’ll come back to some of the things we did that, but it’s really rebuilding the fundamentals.

After that you look at what are the strategic breakouts, what will make this business really more exciting and really more strong for the future? And there are four elements to that strategy. One is the push, this very, very powerful model that we have of 6 million representatives out there. How do we make sure that we invest in them, train them, educate them to become a real advocate for her brand and make it easier for her to work with us and make money with us. And that’s a very, very powerful mechanism which we had eroded over the last 10 years probably. And we’re reinvesting to really make sure that all the ladies, who sell Avon are dedicated, strongly motivated and energized assisted sellers for Avon.

The second element is the cool factor. How do we make sure that the Avon brand becomes more and more attractive? That is about making a more relevant, more modern with on trend innovation at the right time in the right marketplace. Really did we become a fast on trend beauty company.

The third, a fundamental thing to really take this business to the next level, if you’ve got the right brand, you reinvest in the representative, is to unlock it with technology to make sure that she can have the tools and the capabilities to build an ecommerce business, a digital business. We now rely on about 30 million brochures every three weeks to about a 100 million consumers around the world.

But we were on top of that – make Avon available via your mobile phone or via your computer anywhere, anytime. And that’s what we’ve done last year already. We have launched a My Avon Brochure, which is a digital version of our brochure in two quarters in 60 countries. We have launched a My Avon Store, which is a dedicated store, which is a shop front for our millions of representative to market to their social networks that is now available in 23 countries with direct delivery to the final consumer in six countries.

And to really make sure that she is not locked into only the physical brochure process, but she can sell Avon anywhere, anytime. And finally it’s about reenergizing the whole field, simplifying the processes are making it easier for her to work with us. So, once you restore the fundamentals of the business, you drive strategic breakouts, you then have to change the culture. Because what got us here won’t get us there.

So once you have a new strategy, we also put in place a significant upgrade and change of management and team. And we’ve changed roughly 70% of the top 30 executives around the world. We refreshed and renewed. We’ve invested in new capabilities, whether it’s IT or digital or ecommerce, whether that’s in marketing or supply chain, whether it’s a new direct selling capabilities in some of our countries, which we had lost, but we added a big investment in new talent and new capabilities to unlock this new strategy.

To summarize the opening up strategy in one shot, this is it. As I said, this is really about rebooting the court, reinventing the representative experience and reenergizing her and making her believe that Avon has the right products and the right office for her. Improving the basics of the brochure, as I said, we print about 30 million brochures every three weeks, but that brochure needs to be updated, needs to look fresh, needs to look more modern needs to be more educative and needs to become simpler.

And so on all the countries we simplify them, modernize the brochure experience. We’re investing in better delivery and delivery options, whether that’s to our home, whether that’s to pick up points, whether that’s to the representatives, whether that’s in a set date, whether that’s in even other retail outlets where they can pick it up.

So, we’re flexing with different delivery options. In fact in Sao Paulo we’re testing a two hour delivery option so people can order and within two hours get delivery of our Avon orders.

Obviously, we’re building a new performance culture through our new talents and new ways of working to be more target orientated and performance orientated. And as I said, a big injection in talent but also new capabilities to unlock and launch the new strategy.

And then the three breakouts, the first one is to restore the value of the brand. As we all realize our brand needs to have pricing power, to have pricing power, you need to have a brand that’s relevant and that has the pricing power to drive mix and a more profitable mix for our representatives. So, we’re really driving the relevance through innovation and renewing our brand and making a little younger and fresher, but also restoring the value of the brand through driving first and foremost mix.

We should be selling more, higher value products like fragrances. We should be selling higher value regimes like cleansers, moisturizers and eye care into one package together, which is a higher value and higher earnings for her. We can certainly reduce the promotional intensity. This business had got too focused on just promotion. We were promoting 99% of our turnover at half the price and we are slowly pulling that back. So all the revenue management leavers that are available, whether that’s mix, whether that’s more optimizing our promotion management, whether that’s innovating and pricing up, are all levers we are driving to improve the brand value again and get that average transaction value up.

And you’ll see in a minute that is working extremely well and is one of the big levers to: one, improved the profitability of Avon; but also improve the profitability of her because if we get the value out, not only do we earn more, but she also earns more. And that is a critical value driver for our business.

The second one, of course, absolutely connected to that as we get a slightly higher value portfolio with less promotions, with more on trends innovations, driving higher value products, to do that we need to reinvest in her. And as I said, we have five to six million ladies as they’re selling our products. And we had stopped investing in her, we had stopped raining. And so last year we made a huge commitment to start investing in training again, whether that’s face-to-face training. And we literally trained 1.2 million ladies in quarter four last year around the world, whether it’s digital training on new digital platform and we rolled out a fully global digital training platform of how to sell fragrances, how to sell skincare, how to sell more successfully from your brochure, how to make money, how to get your next customer. So we’ve got a whole array of training tools to make sure we help her and equip her to be able to sell the products that we have at a higher value and make more money.

So really investing in her and her future to become a beauty entrepreneur is the real unlock. And these two things in tandem are the push and the pull. They are more successful, more attractive, higher value brand sold by well-equipped, motivated and energized consultants around the world is the unlock of any direct selling business and is what Avon used to do so well for the last 130 years, but have forgotten those fundamentals. And we are rebuilding those two fundamentals.

The third lever to really unlock the strategy is more access. Everyone around the world knows Avon. Literally everyone around the world knows Avon. But unless you know a representative you can’t buy Avon. So the unlock really is to make Avon available through different channels. And the big different channel is ecommerce. And that’s why we’ve invested so much in terms of capabilities, tools and training so she can start selling her products via the phone or the Internet.

And the nicest example is probably in the UK at the moment where we launched several months ago not quite about the longer than that five, six months ago now where we have what I said before, My Avon Store. And we have quite a few ladies now that are building their business just on the iPhone and some of them are making a £100,000 a year, not touching a product and not seeing a customer, but building the digital ecommerce business via our tools in the UK. And that’s obviously the tool that we are really driving and turning this into a digital beauty company. I really feel that when we create a high-touch, high-tech business, Avon will be able to reach a lot more consumers with our great quality products and our great on-trend innovations.

So it’s about rejuvenating the brand and getting the prices up. It’s about investing, and training and rejuvenating the field to be able to sell those, higher value more on trend innovations and give her the tools not to just knock our doors and have parties in a physical way, which most of our ladies like doing and do-do, but on top of that for the new generation, create a virtual platform so that she could sell online and via ecommerce.

Finally, the full thrust to do all that is to dramatically simplify our business. As the business gets lost and loses its ways, it often starts too many promotions, with too many products, with too many raw materials and becoming far, far, far too complicated. So we are dramatically simplifying our business, we are reducing our inventory, we’re reducing our SKUs, we’re reducing our processes, we’ve significantly reduced our headcount. So really it’s cleaning the garden. So the tulips from Holland, the tulips can grow, you have to take out the weeds before the flowers can grow.

So these are the four thrusts of the new strategy to open up Avon. And this is the progress we have made, I think, in a very, very short time period. So the first one in terms of restoring the brand value and the relevance, I think, the critical measure for that is the price mix. And lots of people said why you can get your price mix up.

Well, look at that, we’re getting our price mix up last quarter by 80%, driving the combination of fewer promotions, more high value products. And when we innovate we price. And that’s a phenomenal I think improvement in our price mix globally to be able to show that we can restore the value of our brand.

The second one is making sure she can make more money again. And so through training and education, we are driving up the average sales per representative by 6%, teaching her to sell fragrance, instead of only a lipstick of $2, let her sell a fragrance of $15. And she makes about $5 on the fragrance. She makes you $0.50 on our lipstick. So teaching her that really improves your earnings and of course improves our earnings, so making our representatives more productive again and in quarter one, we drove sales of representatives by 6%. And in Q1, we taught her to sell fragrances. In Q2, we’re teaching her to sell face care. So these are the key measures to really make sure that we’re on track on this strategy.

The third element is really driving the digital agenda and it’s really making sure that we drive e-commerce much faster. And you see the fast growth there. We want to double our e-commerce business this year. And then in terms of more simple, we’ve reduced our headcount in one year from 25,000 people globally to around 20,000 people very, very soon.

So we took out over 20% of the headcount in 12 months. We’ve reduced our SKUs from 85,000 to below 60,000 and we want to reduce that by a third. We reduced our inventory from 120 days to targeting over 90 days. So dramatically trying to simplify the business as well as taking costs out.

So this year is all about execution. Last year was about stemming. So this year is all about execution. Is slowing the decline of the business by rebooting direct-selling, improving the productivity, expanding margin by driving mix and reducing costs and driving efficiencies and a very, very strong focus on cash flow, we’re going to generate more cash, cash from operations and much more efficient tax system and really driving tax efficiency in our model much harder but also divesting non-core assets.

We’ve already sold, we sold our factory in China, we sold the number of facilities here in America and all the assets that were not utilized properly with cashing to be able to improve our cash flow and we made some hard commitments. We will drive our average rep sales by more than 5%. We will reduce our SKU count by 25%, our headcount by way more than 10%. We did 80% last year, another 10% this year. So we’ll be close to 20% headcount reduction.

We will improve our tax rates and we will monetize non-core assets. So that’s really the focus of this year. And therefore looking ahead, if this year is all about stabilizing and executing our new opening up plan and rolling out our repeatable models to see what works are really driving that to our countries around the world and building a new culture and new capabilities.

We’ve also announced a transformational deal with Natura. We feel that a merger with Natura, we’ll be able to unlock our strategy faster and better than doing this alone. It will be a very big company with very, very strong roots in direct-selling and we’ll be able to do what we want to do better, faster and in a more strategic and long-term environment for the business.

So we’re very excited with the announcement of creating a very, very big $9 billion to $10 billion multi-channel, multi-brand, multi-geography, pure – and creating the fourth biggest beauty, pure-play beauty company in the world. And so the culmination of an Avon brand, which is a global brand routed in beauty combined with Natura, which is a very, very strong Latin America heritage and business with the traditional body shop that Natura did a few years ago.

We’re going to create a very, very nice and very, very strong, big multi-channel, multi-brand and multi-geography consumer goods company. And here is why I think this will really help accelerate our strategy.

We talked about the leavers that we want to do to open up our strategy, more brand value and more brand relevance. With Natura, the two companies together, we’ll have more access to a more premium portfolio. We all know that Natura has a very, very nice and more premium fragrance portfolio, which the Avon network would stop selling around the world. They have more R&D and more technology to be able to leverage.

The second one, of course, we will be able to continue to invest in our direct selling capabilities because we will be a huge direct selling company with very, very strong roots in Latin America, but we’ll be able to get better training, better technology to improve the productivity of our beauty entrepreneurs even more. I believe the unlock of digital will be even better because that also Natura is investing in here and the investment that they’re doing and that Avon is doing combined will be able to accelerate the digitization of the business, but also you start seeing about the amount of data and knowledge that we will be able to collect as a combined company that will be even stronger and better.

It’s clear that the combined company will have significant synergies and savings opportunities, whether that’s manufacturing or logistics, obviously, IT and back office. And finally, both companies are very purpose driven. Avon feels very strongly and it’s rooted in woman empowerment and Natura is very strongly committed to naturalists and sustainability. So two very purpose driven companies coming together, making it a very, very powerful new beauty player for the world. And the deal is all-share deal. The Avon shareholder will own about 24% of the combined company. And that’s equivalent to 0.30 Natura shares. It will be – we target it to close because we obviously need a number of things to be done before the closure, but we’re targeting probably a closure of the beginning of next year.

So that gives you a quick overview of what I think is an iconic and a historic beautiful company, 130-year-old company. We really invented the gig economy process or people selling to people and making some money on the side. That has had a long journey, has had a difficult time over the last decade or so, has refund its purpose on where it’s going and we’ve now created this, I think transformational deal to create an exciting new beauty company for the future, which is combining Avon with Natura. So that I think is quickly the update of where we are up to Avon. Maybe we just open it up for any questions. And the red light is going.

Q&A

<Q>: [Question Inaudible]

<A – Jan Zijderveld>: No, we were still very enthusiastic about beauty. I mean, one beauty is massive. It’s a huge market. It has continued to grow and will continue to grow. Also, as you see that, especially in the emerging markets, the middle classes grow, people join the economy and their view of beauty will continue to develop. So beauty, especially in the emerging world will continue to grow and is in a very exciting part to be in.

<<Jan Zijderveld, Chief Executive Officer>>

I hope you enjoy our little bag of goodies. You can use it yourself or for your partner or your daughters or wives. And thank you for coming.

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this letter that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon Products, Inc. (“Avon”, “we” or “us”) and

Natura Holding S.A. (together with Natura Cosméticos S.A., “Natura &Co”); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON

FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.